Exhibit 99.1

ALTAGAS ANNOUNCES CONSIDERATION OF HYBRID SUBORDINATED DEBT SECURITIES OFFERING

Calgary, Alberta (January 4, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today announced that it is considering an offering of hybrid subordinated debt securities under its short form base shelf prospectus dated February 22, 2021.

If a successful offering is priced and completed, the Company intends to use the net proceeds of the offering to redeem or repurchase its outstanding cumulative redeemable five-year rate reset preferred shares, series K (TSX: ALA.PR.K). There is no certainty that AltaGas will ultimately complete the offering being considered or as to the timing or terms on which such an offering might be completed.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the hybrid subordinated debt securities in any jurisdiction. The hybrid subordinated debt securities considered to be offered have not been approved or disapproved by any regulatory authority. The hybrid subordinated debt securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States, or to or for the account of, United States persons.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. Words such as “will”, “continued”, “ongoing”, “believe”, “opportunities” " and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements relating to AltaGas' consideration of an offering of hybrid subordinated debt securities and the use of the net proceeds from any successful offering of hybrid subordinated debt securities.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas' public disclosure documents.

Many factors could cause AltaGas' actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release, and such forward-looking statements, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AltaGas Ltd. – Press Release	2